Mail Stop 3561

September 19, 2008

Claudio Gianascio
President, Secretary, Treasurer and Director
Oranco, Inc.
1981 East 4800 South
Suite 110
Salt Lake City, UT 84117

> **Re:** **Oranco, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 10, 2008**
> **File No. 000-28181**

Dear Mr. Gianascio:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed below.

Management's Report on Internal Control over Financial Reporting, page 4

1.   We note the language you added to the second paragraph indicating that management subsequently recognized a deficiency in your internal control over financial reporting, and that management's original conclusion as to effectiveness was "erroneous." It appears that management has concluded that your internal control over financial reporting was ineffective as of the end of the fiscal period. If that is the case, please revise to include a statement to that effect. See Item 308T(a) of Regulation S-B.

2.   In this regard, please revise to distinguish between disclosure controls and procedures and internal control over financial reporting when discussing remedial measures taken to address material deficiencies in these areas.

Changes in internal controls, page 5

3.   We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to affect materially, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please understand that we may have additional comments after reviewing your responses to our comments.

Claudio Gianascio
Oranco, Inc.
September 19, 2008
Page 3

You may contact Damon Colbert, Staff Attorney, at (202) 551-3581 or me at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

James Lopez
Legal Branch Chief

cc: W. Sterling Mason Jr., Esq.
       Fax: 801-527-2402